Mail Stop 4628
                                                            August 23, 2018

William J. Newell
Chief Executive Officer
Sutro Biopharma, Inc.
310 Utah Avenue, Suite 150
South San Francisco, CA 94080

       Re:     Sutro Biopharma, Inc.
               Amendment No. 1 to Draft Registration Statement on Form S-1 Response dated August 20, 2018
               CIK No. 0001382101

Dear Mr. Newell:

       We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please disclose the specific indication(s) for the Immuno-oncology Bispecific Antibody
       (bsAb) product candidate in your Celgene collaboration program or tell us why you are not able to do so.

2. While we do not object to a narrative discussion of your discovery and preclinical programs in the Prospectus Summary or the inclusion of your discovery program and preclinical programs as a graphic in the Business section, we believe that presenting these programs as a prominent graphic in the Prospectus Summary is not appropriate given that the product candidates have yet to be identified and these programs remain in the discovery or preclinical development stage and may not reach any of the clinical stages.
       In addition, please expand this graphic to include additional columns reflecting the clinical stage phases to describe each program's progress toward clinical development.
 William J. Newell
Sutro Biopharma, Inc.
August 23, 2018
Page 2

        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at (202) 551-6548 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.


                                                         Sincerely,

                                                         /s/ John Reynolds

                                                         John Reynolds
                                                         Assistant Director
                                                         Office of Natural
Resources

cc:    Rob Freedman, Esq.
       Fenwick & West LLP